UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Convocation of Extraordinary General Meeting of Shareholders of Kookmin Bank

On September 7, 2012, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: September 28, 2012, 2:30 p.m. (local time)

•	Venue: Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Appointment of non-executive directors of Kookmin Bank

2)	Appointment of candidates for members of the audit committee of Kookmin Bank who are non-executive directors of Kookmin Bank

With respect to the agenda items above, the list of nominees are as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Tae Jin Koo (Re-appointment) (06/26/1952)	Certified Public Accountant

•      President, Crowe Horwath Choongjung Accounting L.L.C.

•      President, Keystone Valve Korea, Ltd.

•      Vice President, Keystone Valve Korea, Ltd.

•      Executive Director, Keystone Valve Korea, Ltd.

•      Audit Senior Manager, Ahn Kwon & Co.

			• B.A. in Business Administration, Pusan National University	Republic of Korea	1 year

In June Kim (Re-appointment) (06/30/1948)	Professor, Department of Economics, College of Social Science, Seoul National University

•      Chairman, The Korean Economic Association

•      Chairman of Steering Committee, Korea Investment Corporation

•      Chairman, The Financial Development Deliberation Committee, Ministry of Strategy and Finance of the Republic of Korea

•      Dean, College of Social Science, Seoul National University

•      Chairman, The Korea Money and Finance Association

•      Member, Monetary Board, The Bank of Korea

			• Ph.D. in Economics, Harvard University • B.A. in Economics, Dartmouth College • Enrolled and completed two academic years in the College of Commerce, Seoul National University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 7, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO